
                                                                      Exhibit 11


             AIR EXPRESS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                                  (Unaudited)


(In thousands, except
  per share amounts)

                                        Three Months Ended     Nine Months Ended
                                           September 30,          September 30,
                                         1997       1996        1997       1996
Primary:
    Net income applicable to
      common shares .................... $13,363   $10,626     $34,944   $26,482

    Weighted average of common
      shares outstanding ...............  34,428    32,904      34,302    30,560
    Common share equivalents ...........   1,018       633         732       537

    Average common shares out-
      standing .........................  35,446    33,537      35,034    31,097

    Earnings per common share .......... $   .38   $   .32     $  1.00   $   .85

Fully diluted:
    Weighted average of common
      shares outstanding ...............  34,428    32,904      34,302    30,560
    Common share equivalents ...........   1,200       663       1,052       641
    Common shares issuable upon
      assumed conversion of subor-
      dinated debentures ...............    --       1,118        --       3,410

    Average common shares
      outstanding ......................  35,628    34,685      35,354    34,611

    Earnings per common share .......... $   .38   $   .31     $   .99   $   .81

     Primary earnings per share was computed by dividing net income by the weighted average common and common share equivalents outstanding during the period. For the quarter and nine months ended September 30, 1996, fully diluted earnings per share was calculated assuming the conversion of the Debentures and the elimination of the associated interest expense, net of tax, of approximately $.73 million and $1.46 million, respectively. Effective July 8, 1996, the Company completed the redemption for all of its Debentures. Therefore, the Debentures and related interest expense were not a component of the Company's fully diluted earnings per share calculation for the quarter and nine months ended September 30, 1997.